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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549



                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                             Silverado Foods, Inc.
         -------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.01 par value
         -------------------------------------------------------------
                        (Title of Class of Securities)


                                  828342 10 5
         -------------------------------------------------------------
                                (CUSIP Number)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 4 Pages
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-----------------------                                  ---------------------
 CUSIP NO. 828342 10 5                13G                  PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Texas Growth Fund - 1991 Trust
      74-6399808

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      State of Texas

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                          SOLE VOTING POWER
                     5
     NUMBER OF            271,700

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             271,700

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      271,7000

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      2.4%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      00

------------------------------------------------------------------------------
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-----------------------                                  ---------------------
 CUSIP NO. 828342 10 5                13G                  PAGE 3 OF 4 PAGES
-----------------------                                  ---------------------



Item 1(a).  Name of Issuer:  Silverado Foods, Inc.
--------------------------

Item 1(b).  Address of Issuer's Principal Executive Offices:
-----------------------------------------------------------
            6846 South Canton, Suite 110
            Tulsa, OK 74136

Item 2(a).  Name of Person(s) Filing:  The Texas Growth Fund - 1991 Trust
------------------------------------

Item 2(b).  Address of Principal Business Office or, if none, Residence:
-----------------------------------------------------------------------
            100 Congress Avenue, Suite 980
            Austin, Texas 78701

Item 2(c).  Citizenship:  Not Applicable
-----------------------

Item 2(d).  Title of Class of Securities: Common Stock, par value $.01 per share
----------------------------------------

Item 2(e).  CUSIP Number:  828342 10 5
------------------------

Item 3.     If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
-------------------------------------------------------------------------------
            check whether the person filing is a:  Not Applicable
            ------------------------------------

Item 4.     Ownership:
---------------------

            (a) Amount Beneficially Owned:  271,700 shares*

            (b) Percent of Class:  2.4%

            (c) Number of shares as to which such person has:

                (i)   sole power to vote or to direct the vote:  271,700*

                (ii)  shared power to vote or to direct the vote:  -0-

                (iii) sole power to dispose or to direct the disposition of:
                      271,700*

                (iv)  shared power to dispose or to direct the disposition of:
                      -0-



--------------------

        *TGF Management Corp. is the Executive Director of The Texas Growth Fund-1991 Trust ("Texas Growth Fund"). However, sole investment and voting power with respect to these shares is exercised by the Board of Trustees of the Texas Growth fund which is comprised of nine individuals who are selected in accordance with certain statutorily defined procedures.
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 CUSIP NO. 828342 10 5                13G                  PAGE 4 OF 4 PAGES
-----------------------                                  ---------------------



Item 5.  Ownership of Five Percent or Less of a Class:  If this statement is
-----------------------------------------------------
being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
------------------------------------------------------------------------
Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of Silverado Foods, Inc. reported herein.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the
-------------------------------------------------------------------------------
Security Being Reported on By the Parent Holding Company:  Not Applicable
--------------------------------------------------------

Item 8.  Identification and Classification of Members of the Group:
------------------------------------------------------------------
         Not Applicable

Item 9.  Notice of Dissolution of the Group:  Not Applicable
-------------------------------------------

Item 10. Certification:  Not Applicable
----------------------

SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 9, 1998               THE BOARD OF TRUSTEES OF THE
                                      TEXAS GROWTH FUND, AS TRUSTEE
                                      FOR THE TEXAS GROWTH FUND-1991
                                      TRUST

                                      By: TGF Management Corp.,
                                          as Executive Director



                                          By:  /s/ Janet Waldeier
                                              ----------------------------------
                                                   Janet Waldeier
                                                   Vice President-Administration